UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 ( Amendment No. 1 )* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)
Jack J. Walker 2105 11th St. Boulder, Colorado, 80302	With a copy to: AeroGrow International, Inc. 6075 Longbow Drive, Suite 200 Boulder, CO 80301 (303) 444-7755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jack J. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 21,678,241
BENEFICIALLY	8	SHARED VOTING POWER 3,560,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 21,678,241
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,238,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.36%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Marsha S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 3,560,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.27%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) M&J Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 3,560,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.27%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by each of Jack J. Walker, Marsha S. Walker and the M&J Charitable Remainder Trust (the “Reporting Persons”) on July 10, 2009.  This Amendment No. 1 is being filed as a result of the information disclosed in Items 3 and 5 below.

Item 3.    Source and Amount of Funds or Other Consideration

The following paragraphs are hereby added to the end of Item 3 of the Original Schedule 13D:

On July 10, 2009, Mr. Walker assigned a portion of the Warrant personally held by him exercisable for 500 shares of Series A Stock pursuant to a loan agreement.

On July 20, 2009, Mr. Walker sold 150 shares of Series A Stock and a Warrant to purchase 75 shares of Series A Stock to the Trust in exchange for $150,000 paid out of the Trust’s assets. The consideration paid in this transaction was equal to the consideration paid by Mr. Walker in the original transaction, resulting in no net profit.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of shares of common stock of the Issuer that Mr. Walker beneficially owns is 25,238,241. This includes:

•	20,560,000 shares of common stock issuable upon conversion of the 3,075 shares of Series A Stock and 1,037 shares of Series A Stock underlying the Warrants held by Mr. Walker;

•	3,560,000 shares of common stock issuable upon conversion of the 475 shares of Series A Stock and 237 shares of Series A Stock underlying the Warrants held by the Trust;

•	750,000 shares of common stock issuable upon conversion of the 100 shares of Series A Stock and 50 shares of Series A Stock underlying the Warrants held by MTF;

•	62,833 shares of common stock underlying options which are exercisable within 60 days hereof;

•	warrants to purchase 110,000 shares of common stock exercisable within 60 days hereof;

•	119,286 shares of common stock held directly; and

•	76,122 shares of common stock held by MTF.

The aggregate number of shares of common stock of the Issuer that Mr. Walker beneficially owns represents 67.36% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns is 3,560,000. This includes shares of common stock issuable upon conversion of the 475 shares of Series A Stock and 237 shares of Series A Stock underlying the Warrants held by the Trust.  The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns represents 22.27% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Trust beneficially owns is 3,560,000. This includes shares of common stock issuable upon conversion of the 475 shares of Series A Stock and 237 shares of Series A Stock underlying the Warrants held by the Trust.  The aggregate number of shares of common stock of the Issuer that the Trust beneficially owns represents 22.27% of the Issuer’s outstanding common stock.

As of July 20, 2009, the Issuer had 12,425,249 shares of common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.

(b) Mr. Walker has the sole power to vote or to direct the voting of 21,678,241 shares of common stock, beneficially owned by him.  Mr. Walker has the sole power to dispose or direct the disposition of 21,678,241 shares of common stock, beneficially owned by him.  Mr. Walker has shared power to vote or to direct the vote of 3,560,000 shares of common stock, held by the Trust. Mr. Walker has shared power to dispose or to direct the disposition of 3,560,000 shares of common stock, held by the Trust. Mr. Walker is one of two trustees of the Trust.

Mrs. Walker does have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by her.  Mrs. Walker does have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by her.  Mrs. Walker has shared power to vote or to direct the vote of 3,560,000 shares of common stock, held by the Trust. Mrs. Walker has shared power to dispose or to direct the disposition of 3,560,000 shares of common stock, held by the Trust. Mrs. Walker is one of two trustees of the Trust.

The Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Trust has shared power to vote or to direct the vote of 3,560,000 shares of common stock, held by the Trust. The Trust has shared power to dispose or to direct the disposition of 3,560,000 shares of common stock, held by the Trust.

(c) On June 30, 2009, Mr. Walker, the Trust and MTF entered into a privately-negotiated agreement with the Issuer pursuant to which the reporting person now beneficially owns 3,650 shares of Series A Stock and a Warrant to purchase 1,824 shares of Series A Stock.  The reporting persons paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share, for each share of Series A Stock purchased.

On July 10, 2009, Mr. Walker assigned a portion of the Warrant personally held by him exercisable for 500 shares of Series A Stock pursuant to a loan agreement.

On July 20, 2009, Mr. Walker sold 150 shares of Series A Stock and a Warrant to purchase 75 shares of Series A Stock to the Trust in exchange for $150,000 out of the Trust’s assets. The consideration paid in this transaction was equal to the consideration paid by Mr. Walker in the original transaction, resulting in no net profit.

(d) The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e) Not applicable.

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AeroGrow International, Inc. and further agree that this joint filing agreement be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of July, 2009.

/s/ Jack J. Walker
Jack J. Walker

/s/ Marsha S. Walker
Marsha S. Walker

M&J Walker Charitable Remainder Trust

By: /s/Jack J. Walker
      Jack J. Walker, Trustee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2009	By:	/s/ Lissie Stagg, Attorney in Fact
Lissie Stagg, Attorney in Fact

Attention:  Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)